NEWS RELEASE

FOR RELEASE Monday March 5, 2007, 8:00am Eastern

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Investor Relations: (909) 987-0456, Ext 27


                AquaCell Technologies Signs Definitive Agreement
                        To Acquire Sky Electronics, Inc.


Rancho Cucamonga, CA - March 5, 2007 - AquaCell Technologies, Inc. ("AquaCell") (AQUA.PK) today announced that it has entered into a definitive agreement to acquire Sky Electronics, Inc. ("Sky") (www.skyelec.com). Sky's most recently completed fiscal year included revenues of approximately $20 million, an increase of approximately 20% over its prior fiscal year. AquaCell is acquiring Sky for $4.5 million in consideration consisting of cash and AquaCell common stock.

"We couldn't be more excited about this acquisition of Sky and its management team," said Kevin Spence, AquaCell's President and Chief Financial Officer.
"Sky has achieved a very impressive 44% compounded annual growth rate since its inception in 2001 while maintaining consistent profitability which will benefit AquaCell and its Shareholders. With Sky's demonstrated ability to sustain consistent internal growth while maintaining its solid profitability Sky will be a perfect platform to launch an aggressive external growth model as well," said Spence.

"Our single goal has always been to provide our Solution Provider customer base with superior pricing, service and new and unique OEM product solutions," said Dan Rickabus, CEO of Sky. "To now become part of a publicly traded corporation greatly enhances this goal and will allow my Sky team to focus on new and expanded growth opportunities not previously available to us while maintaining our history of incremental growth in both revenues and earnings."

Sky is a distributor of OEM original products from the world's leading manufacturers of network gear and server products. Sky distributes new OEM original packaged products without franchise distribution costs, which provides Sky's customers with access to OEM products at a reduced price. As a result, Sky has significant margin opportunities and a large customer base.


About Sky Electronics, Inc.

Sky is a non-franchised stocking distributor of OEM original products. Through its network of global sources and manufacturer's products, Sky provides its customers with new OEM original packaged products without franchise distribution costs, with greater flexibility in policies and procedures, with access to millions of products and same day shipping. Sky is recognized as the low cost distributor of new packaged products, without sacrificing quality, technology or on-time delivery.


About AquaCell Technologies, Inc.

AquaCell Technologies, Inc. is based in Rancho Cucamonga, CA.   Historically,
its AquaCell Media, Inc. subsidiary installed its patented self-filling Aquacell 1000 Bottled Water Cooler Systems free of charge into various locations, generating revenue through the sale of advertising. AquaCell's direction will now be focused on the acquisition and growth of Sky and other similarly related businesses.


Safe Harbor. Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements about: our ability to continue relationships with customers; our ability to offer our products at competitive prices; and our ability to use the most current technology for our products.